SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Armour Mutual Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2967 Park Place Drive

Lincoln, Nebraska 68506

Telephone Number (including area code): (402) 304-1877

Name and address of agent for service of process:

Capitol Services, Inc.

615 S. Dupont Hwy

Dover, DE 19901

Copies to:

Brett Rosenberger ArmourWealth Management, LLC 2967 Park Place Drive Lincoln, Nebraska 68506	Luke Ellis ReVera Capital, LLC 2327 N. 144th Street Omaha, Nebraska 68116	John H. Lively The Law Offices of John H. Lively & Assoc., Inc. A member firm of the 1940 Act Law Group™ 11300 Tomahawk Creek Parkway, Suite 310 Leawood, Kansas 66211

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X   ]

NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Lincoln, State of Nebraska on the 29th day of August, 2014.

ARMOUR MUTUAL FUNDS

By:     __/s/ Luke Ellis________

          Luke Ellis, Initial Trustee

Attest:  _/s/ Brett Rosenberger _______ ___

Managing Partner, ArmourWealth Management, LLC